# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TopBuild Corp., CIK 0001633931
CUSIP: 89055F103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 475 N. WILLIAMSON BLVD., DAYTONA BEACH, Florida (FL), 32114
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001011443

## Reporting persons
- HBK INVESTMENTS L P: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business as of the date hereof. As of June 30, 2026, the Reporting Person may have been deemed to beneficially own 2,534,000 shares of common stock, par value $0.01 per share, (the "Common Stock") of TopBuild Corp., representing 9.0% of the shares of Common Stock outstanding as of such time.
- HBK Services LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business as of the date hereof. As of June 30, 2026, the Reporting Person may have been deemed to beneficially own 2,625,000 shares of Common Stock, representing 9.4% of the shares of Common Stock outstanding as of such time.
- HBK Management LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business as of the date hereof. As of June 30, 2026, the Reporting Person may have been deemed to beneficially own 2,625,000 shares of Common Stock, representing 9.4% of the shares of Common Stock outstanding as of such time.

## Item 1. Issuer
Name of issuer: TopBuild Corp.
Address of issuer's principal executive offices: 475 North Williamson Boulevard, Daytona Beach, Florida 32114

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) HBK Investments L.P., a Delaware limited partnership ("HBK Investments"); (ii) HBK Services LLC, a Delaware limited liability company ("HBK Services"); and (iii) HBK Management LLC, a Delaware limited liability company ("HBK Management" and together with HBK Investments and HBK Services, the "Reporting Persons").

HBK Investments serves as investment manager to certain funds and an account that held certain of the shares of Common Stock of TopBuild Corp. reported herein and delegated discretion to vote and dispose of the shares of Common Stock held by the funds and the account to HBK Services. HBK Services serves as investment manager to another account that held certain of the shares of Common Stock reported herein. HBK Services may have, from time to time, delegated investment discretion to vote and dispose of certain shares of Common Stock reported herein to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the "Subadvisors"). Each of HBK Services and the Subadvisors is under common control with HBK Investments. HBK Management serves as the general partner of HBK Investments and managing member of HBK Services.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Neither the filing of this statement nor anything herein shall be construed as an admission that any of the foregoing persons is or was, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any shares of Common Stock reported herein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 2300 North Field Street, Suite 2200, Dallas, Texas 75201.
Citizenship: HBK Investments is a Delaware limited partnership. HBK Services and HBK Management are Delaware limited liability companies.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G as of June 30, 2026, is calculated based upon an aggregate of 28,024,568 shares of Common Stock outstanding as of May 26, 2026, as reported in TopBuild Corp.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2026.
Percent of class: 0%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) and Item 3.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- HBK INVESTMENTS L P: /s/ Matthew A. Leffers, Matthew A. Leffers, Authorized Signatory (08/14/2026)
- HBK Services LLC: /s/ Matthew A. Leffers, Matthew A. Leffers, Authorized Signatory (08/14/2026)
- HBK Management LLC: /s/ Matthew A. Leffers, Matthew A. Leffers, Authorized Signatory (08/14/2026)